

May 24, 2022

Edward A. Schlesinger
Chief Financial Officer
Corning Inc.
One Riverfront Plaza
Corning, New York, 14831

> **Re: Corning Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 14, 2022**
> **File No. 001-03247**

Dear Mr. Schlesinger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1. We note that you provided more expansive disclosure in your Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Sustainability Report.

Risk Factors, page 14

2. Your Sustainability Report identifies a number of transition risks related to climate change, including mandates on and regulation of existing products and services, supply chain sustainability, and changing customer behavior. Tell us how you evaluated disclosing in your Form 10-K the effects of these and other transition risks on your business, financial condition, and results of operations.

3. We note your disclosure regarding environmental litigation on page 21. Please disclose any material litigation risks related to climate change and explain the potential impact to the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

4. It appears you have identified climate-related projects in your Sustainability Report such as projects to increase the use of renewable energy and reduce greenhouse gas emissions. Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

- decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
- increased demand for goods that result in lower emissions than competing products;
- increased competition to develop innovative new products that result in lower emissions;
- increased demand for generation and transmission of energy from alternative energy courses;
- any anticipated reputational risk resulting from operations or products that produce material greenhouse gas emissions; and
- potential climate-related opportunities, such as the development of new products or services and the use of lower-emission sources of energy.

6. We note your Sustainability Report identifies physical climate events as a risk to your business. Please discuss the effects of physical climate events on your operations and results, such as weather-related damages to your property or operations, and weather-related impacts on the cost or availability of insurance. Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

7. We note your disclosure on page 17 regarding the potential costs of compliance with environmental regulations. Tell us about and quantify any compliance costs related to climate change for each of the periods covered by your Form 10-K and explain whether increased amounts are expected to be incurred in future periods.

8. Your Sustainability Report references (virtual) power purchase agreements and environmental attribute certificates. Provide us with quantitative information regarding the purchase or sale of these instruments, or other equivalents of carbon credits or offsets, during the last three fiscal years and amounts budgeted for future periods.

Edward A. Schlesinger
Corning Inc.
May 24, 2022
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Linda E. Jolly